September 5, 2014	Frank J. Lopez Partner d 212.969.3492 f 212.969.2900 flopez@proskauer.com www.proskauer.com

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Ms. Suzanne Hayes

Re:	Fifth Street Asset Management Inc.
Draft Registration Statement on Form S-1
Submitted July 23, 2014
CIK No. 0001611988

Dear Ms. Hayes:

On behalf of Fifth Street Asset Management Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 20, 2014 relating to the above-referenced registration statement of the Company submitted to the Commission on Form S-1 (CIK No. 0001611988) on July 23, 2014 (the “Draft Registration Statement”).

The Company is concurrently filing via EDGAR the Registration Statement (“Registration Statement”). For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of the Registration Statement, marked to show changes from the Draft Registration Statement.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of the Registration Statement.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company acknowledges the Staff’s comment and advises the Staff that at this time it has not presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. The Company also advises the Staff that at this time no broker or dealer that is participating or will participate in the offering has published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act. If the Company presents any written communications to potential investors in reliance on Section 5(d) of the Securities Act or any broker or dealer that is participating or will participate in the offering publishes or distributes any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act, the Company will supplementally provide the Staff with copies of all such written communications or research reports.

2.	Please note the financial updating requirements pursuant to Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has updated the financial statements through June 30, 2014 in accordance with Rule 3-12 of Regulation S-X and has made corresponding updates to the financial disclosures throughout the Registration Statement.

Cover Page

3.	If the Class B shareholders will hold less than the 50% of the voting power of the common stock, please quantify the percentage of outstanding Class A common stock as well the percentage of the voting power that your Principals and any other entity that is controlled by related parties, will hold after the completion of this offering. Also include this information in The Offering section on page 12.

Response: The Company supplementally advises the Staff that the Principals will hold greater than 50% of the combined voting power of its common stock. The Company has added disclosure on page 13 of the Registration Statement that will indicate the percentage of voting power the Principals will hold after the completion of this offering. The Company will populate this disclosure with the percentages after a range for the public offering price has been determined.

Inside Cover of the Registration Statement – Management Fee Revenue and Total Assets Under Management

4.	Please move the graphical presentation so that it appears as part of your presentation in the Summary, and after an appropriate discussion of both your business’s history of growth and the challenges that your business faces or provide additional context for the statistics presented. In its current position, before the forepart, it presents an unbalanced view of the company and its prospects.

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Response: The Company has moved the graphical presentation to pages 92 and 93 of the Registration Statement, within the “Business” section. The graphical presentation now appears after the “Risk Factors” section and follows a more fulsome discussion of the Company and risks related to the Company’s business.

Prospectus Summary, page 1

The Fifth Street Platform, page 1

5.	We note your disclosure of management fees as a % of total revenues in the table presented on page 2. Please revise to include a footnote that quantifies the amount of Part I fees included in your management fees (similar to the parenthetical disclosure in the final paragraph on page 21, and elsewhere in your registration statement).

Response: The Company has revised the disclosure as requested on page 2 of the Registration Statement.

Key Competitive Strengths, page 2

6.	We note that the discussion of your key competitive strengths indicates that the characteristics discussed differentiate you from your competitors. The statement appears to convey your belief that none of your competitors have strong growth in assets under management, revenues and earnings; high-quality and predictable earnings; strong private equity sponsorship relationships; well-regarded brand and strong institutional relationships; institutionalized operations platforms; or seasoned management teams aligned with stockholders. Please explain the basis for your belief that these characteristics differentiate you from your competitors. As part of your analysis, it may be helpful to tell us who you consider to be your competitors.

Response: The Company has deleted the referenced statement on pages 3 and 92 of the Registration Statement.

7.	Please balance your summary of your competitive strengths and growth strategies with an equally prominent discussion of your most material risks and obstacles you may encounter when implementing this strategy. The section on page six which cross references the Risk Factors section is insufficient as the discussion is particularly broad. For instance, please discuss your performance during the downturn in 2007-2009, your relatively short operating history, and how your growth rate compares to similarly situated peers.

Response: The Company has included a more detailed and specific discussion of the significant risks and obstacles it faces in implementing its growth strategy in the prospectus summary on page 6 of the Registration Statement. Specifically, the Company has provided additional disclosure relating to its performance during the downturn in 2007, relatively short operating history and a discussion comparing its growth rate to similarly situated peers, as suggested by the Staff.

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Industry Trends and Market Opportunities, page 4

8.	Please provide a source for the first sentence in the “Rising Interest in Alternative Investments” and “Retail Investors Diversifying their Investment Strategies” subsections.

Response: The Company has revised the disclosure on pages 4, 69, 94 and 95 to include the names of the sources cited in the “Rising Interest in Alternative Investments” and “Retail Investors Diversifying their Investment Strategies” subsections. The section “Rising Interest in Alternative Investments” cites a different source than was previously cited as a result of newly available market information. The sources cited are publicly available on the Internet and widely used by industry participants.

Our Structure, Reorganization, and Related Transactions, page 7

9.	Please include the percentage of Fifth Street Holdings that your executive officers will hold after the offering either in the chart or in its footnotes.

Response: The Company has revised the disclosure as requested on pages 8, 42 and 68 of the Registration Statement.

10.	Additionally, revise footnote (3) to clarify that the Holdings Limited Partners are the Principals.

Response: The Company respectfully advises the Staff that there are a number of other persons who are Holdings Limited Partners apart from the Principals. The Company has added disclosure to the definition of “Holdings Limited Partners” on page ii of the Registration Statement in order to clarify.

New Agreement with the Holdings Limited Partners, page 8

11.	We note from the first bullet point on page 9 that you, as general partner of Fifth Street Holdings, will have sole control over its management (subject to certain limited exceptions with respect to certain fundamental matters) and thus will consolidate the financial results of Fifth Street Holdings, Fifth Street Management and FSCO GP. Tell us and clarify within your disclosure if there are any substantive participating and/or kick-out rights held by the limited partners. In addition, please explain the limited exceptions with respect to certain fundamental matters (as noted above) that may affect your control over Fifth Street Holdings.

Response: The Holdings Limited Partners have no participating or kick-out rights. The Amended and Restated Limited Partnership Agreement of Fifth Street Holdings, or the Holdings LP Agreement, provides that the Company, as general partner, will have sole, absolute and exclusive direction of the management of Fifth Street Holdings. In addition, the Holdings LP Agreement specifically states that no limited partner shall participate in or have any control over the business of Fifth Street Holdings. Holdings Limited Partners also may not remove or replace the Company as the general partner of Fifth Street Holdings. The Company has clarified this in the disclosure on pages 9, 10 and 44 of the Registration Statement.

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The Holdings LP Agreement does provide that the Holdings Limited Partners, in order to protect their economic interests in Fifth Street Holdings from dilution, are entitled to preemptive rights over limited partnership interest issuances by Fifth Street Holdings.

The Offering, page 12

12.	Please include a description of what the voting power will be for holders of Class A common stock after the offering and for your Principals if all of the Holdings LP Interests are exchanged.

Response: The Company has revised the disclosure as requested on page 13 of the Registration Statement.

13.	Indicate in the Use of Proceeds section here and on page 44 the amount of proceeds that will flow through the Holdings Limited Partners to related parties as a result of your purchase of the Holdings LP Interests.

Response: The Company has revised the disclosure to state that substantially all of the proceeds will flow to the Company’s executive officers, including the Principals, as requested, on pages 14 and 48 of the Registration Statement.

Risk Factors, page 18

The growth of our business depends in large part on our ability to raise capital from investors…, page 19

14.	We note that certain of your newer strategies permit investors to withdraw funds from your investments. Please quantify your assets under management that is invested in these strategies.

Response: The Company has added the disclosure as requested on page 21 of the Registration Statement.

A failure on the part of the Fifth Street BDCs to maintain their qualifications as BDCs would significantly reduce their operating flexibility, page 29

15.	Please briefly describe the qualification requirements.

Response: The Company has revised the disclosure as requested on page 31 of the Registration Statement.

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Risks relating to this offering, page 31

16.	Please include a risk factor disclosing that the proceeds from the offering will not be available for your operating purposes to grow your business.

Response: The Company has included an additional risk factor as requested on page 37 of the Registration Statement.

Future sales of our Class A common stock in the public market could lower our stock price…, page 31

17.	Revise this section to state, in the aggregate, the number of shares that may be available for conversion and sale over the next year. Please separately identify the number of shares that could be exchanged and sold as the expiration of the transfer restrictions.

Response: The Company respectfully advises the Staff that no Holdings LP Interests may be exchanged for Class A common stock for a period of two years following the pricing of the offering.

For purposes of clarity, the Company has added disclosure to this risk factor included on page 34 of the Registration Statement to state the total number of shares that will be outstanding and freely tradeable following the offering. In addition, the Company has added disclosure to state the total number of Holdings LP interests that may be exchangeable for Class A common stock and the total number of shares of Class A common stock that are reserved for issuance under the Company’s 2014 Omnibus Incentive Plan.

We will continue to be controlled by the Principals…, page 34

18.	Revise this risk factor to also include a discussion of any corporate governance provisions which your stock exchange will allow you to opt out of due to the fact that you will be a controlled company.

Response: The Company supplementally advises the Staff that it does not intend to take advantage of the “controlled company” exemption from the NASDAQ’s corporate governance requirements. However, the Company has added an additional risk factor on page 38 of the Registration Statement to include a discussion of those provisions that it may opt out of, should it elect to take advantage of such exemption in the future.

Our ability to pay regular dividends to stockholders is subject to the discretion of the Board of Directors and may be limited …, page 35

19.	Please describe the applicable provisions of Delaware law that may restrict your distributions.

Response: The Company has added the disclosure as requested on pages 38, 39 and 49 of the Registration Statement.

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Market Data, page 37

20.	The statements that the sources generally indicate that the information was obtained from sources believed to be reliable and that you are not aware of any misstatements implies that you are not responsible for statements attributed to market and industry data and forecasts. Please delete these statements or revise the discussion to clarify that you have taken liability for these statements.

Response: The Company has deleted these statements as requested.

Our Structure and Reorganization, page 38

Contribution Agreements, page 42

21.	We note that Holdings LP interest held by the Holdings Limited Partners, other than the Principals, will vest annually over eight years. Please expand your discussion to discuss the vesting requirements of Holdings LP interests held by the Principals. In addition, clarify your disclosure to state whether the Principals, along with the other Holdings Limited Partners, have to wait two years following the pricing of this offering before they can exchange their vested portion of their Holdings LP interests.

Response: The Company has added disclosure on page 47 of the Registration Statement to clarify that the Holding LP Interests held by the Principals are not subject to vesting arrangements.

The Company respectfully advises the Staff that the following disclosure relating to the two-year waiting period for the exchange of the Principals’ Holdings LP Interests is included on page 47 of the Registration Statement: “The Principals will not be permitted to exchange their Holdings LP Interests for a period of two years following the pricing of this offering, after which time each Principal will be permitted to exchange up to 20% of the remaining Holdings LP Interests that he owns on or after the second anniversary of the pricing of this offering and an additional 20% of such remaining Holdings LP Interests on or after each of the next four anniversaries. The two-year restriction on an exchange by the Principals will not apply in connection with a change of control of the Company”

Capitalization, page 47

22.	Please expand your table to present your reorganization, offering adjustments, and any other material transactions, in separate columns.

Response: The Company has expanded the table as requested on page 51 of the Registration Statement.

23.	Please revise to present your non-controlling interest in combined funds within the caption titled “equity.”

Response: The Company has revised the disclosure as requested on page 51 of the Registration Statement.

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Unaudited Pro Forma Condensed Combined Financial Information, page 50

24.	Please note that once you have included complete pro forma financial information for the reorganization and offering transactions, we will need sufficient time to review such information and may have additional comments based on your compliance with Article 11 of Regulation S-X. Specifically, ensure that each of your pro forma adjustments is explained in sufficient detail to understand the nature of the transaction. In this regard, certain adjustments may require additional tabular disclosure in order to fully explain the various components.

Response: The Company has revised the pro forma financial information on pages 54 to 63 of the Registration Statement. The Company acknowledges the Staff’s comment that the Staff will need sufficient time to review complete pro forma financial information and may have additional comments based on the Company’s compliance with Article 11 of Regulation S-X.

25.	Please confirm that all pro forma adjustments made in the pro forma financial statements will be referenced to its respective footnote that describes the calculation and assumptions made to determine the amount of the pro forma adjustment.

Response: The Company confirms that all pro forma adjustments made in the pro forma financial statements will be referenced to its respective footnote that describes the calculation and assumptions made to determine the amount of the pro forma adjustment.

26.	Please revise your pro forma financial statements to include a sub-total column that reflects the amounts adjusted for the reorganization.

Response: The Company has revised its pro forma financial statements as requested.

27.	We note the narrative discussion and eight bullet points related to your Offering Adjustments on page 50. Please address the following:

•	We note that the pro forma adjustment discussed in the third bullet point gives effect to the recognition of compensation expense associated with the vesting of equity awards upon an initial public offering and corresponding distributions to such former members. However, we could not locate an adjustment within your pro forma financial statements to reflect the distributions made to these former members. Please advise or revise as necessary.

•	It is unclear where the adjustment described in the sixth bullet point, which gives effect to the recognition of compensation expense as a result of a one-time payment to settle certain profit interests held in Fifth Street Management that will be eliminated upon the effectiveness of the registration statement, is recognized in your pro forma financial statements. Please revise your pro forma financial statements and footnotes to provide this information, or explain to us why such revisions are not necessary.

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•	We note in the eighth bullet point the reclassification from controlling interest in Fifth Street Management to non-controlling interests in Fifth Street Holdings relating to the Holdings LP Interests to be held directly by the Holdings Limited Partners following the reorganization. This adjustment would appear to be directly attributable to the Reorganization and not the Offering. Please advise or revise as necessary, here and on page 52.

Response: In response to the Staff’s comments regarding the bullet points on page 54 of the Registration Statement relating to the Company Offering Adjustments:

•	With respect to the third bullet point, the Company has added a reference to adjustment (d) on the Unaudited Condensed Combined Pro Forma Statement of Financial Condition relating to the distributions made to former members.

•	With respect to the sixth bullet point, the Company has added adjustment (e) on the Unaudited Condensed Combined Pro Forma Statement of Financial Condition, with a corresponding explanatory note appearing on page 58 of the Registration Statement.

•	With respect to the eighth bullet point originally included under Offering Adjustments, the Company has moved this adjustment to the fourth bullet point under Reorganization and Other Adjustments on page 54 of the Registration Statement.

28.	We note your disclosure in the first paragraph on page 51 that a pro forma adjustment related to the tax receivable agreement (TRA) is not necessary given that the tax benefits related to the TRA have not been assumed in the unaudited pro forma consolidated financial information. Please address the following:

•	Reconcile this disclosure with your discussion in the first paragraph on page 36 where you indicate that you will record a related liability (as of March 31, 2014 on a pro forma basis) for amounts due under the TRA following this offering.

•	Confirm, and clarify your disclosure, if true, that the triggering event or transaction causing the TRA liability (as noted above) is the use of the offering proceeds to purchase Holdings LP Interests from the Holding Limited Partners.

•	Revise your pro forma financial statements, as necessary, to include an adjustment for the TRA or explain to us your basis in concluding that no pro forma adjustment is necessary.

Response: The Company confirms that the triggering event causing the TRA liability is the use of offering proceeds to purchase Holdings LP Interests from the Holdings Limited Partners. As such, the Company has the revised its pro forma financial statements to include an adjustment for the TRA. Additionally, the Company has revised its disclosure throughout the Registration Statement to address the Staff’s comments above regarding the TRA and other related considerations.

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Unaudited Condensed Combined Pro Forma Statement of Financial Condition as of March 31, 2014, page 52

29.	We note that you plan to issue Class A and Class B common stock as part of your offering and reorganization, respectively. Please disaggregate your common stock by class on your pro forma balance sheet.

Response: The Company has revised the disclosure as requested on page 56 of the Registration Statement.

Notes to the Unaudited Condensed Combined Pro Forma Statement of Financial Condition, page 53

(1) Reorganization and Other Adjustments, page 53

30.	Note (1) to the “Reorganization and Other Adjustments” column describes the reorganization and other adjustments, including the receipt and use of offering proceeds (refer to the second paragraph). Please revise your disclosure to only discuss the transactions directly related to the reorganization and other adjustments that occur prior to the offering. Consider moving the discussion of the offering and proceeds to adjustment 2 on page 54 (Offering Adjustments).

Response: The Company has revised the disclosure as suggested by the Staff and moved the discussion of the offering and proceeds to adjustment (2) Offering Adjustments on pages 57 and 58 of the Registration Statement.

31.	We note that adjustment (a) gives effect to the total impact on retained earnings as a result of the expense recognition in connection with the accelerated vesting for the unvested portion and modification of the award with an equal offset to members’ equity. We also note that this transaction had no impact to non-controlling interest in Fifth Street Holdings and no pro forma adjustment was made to reflect the compensation expense associated with this transaction. Clarify your disclosure to clearly discuss the nature of the vesting conditions and modification of the awards and how such events relate to the recapitalization. Furthermore, provide us your analysis to support your accounting treatment that no compensation should have been recognized and cite the accounting literature that you relied on to support your conclusion.

Response: The Company has clarified the disclosures in adjustment (a) to reflect the nature of the vesting conditions and modifications that relate to the recapitalization and has revised the wording to reflect that compensation expense will be recognized upon the recapitalization.

Such adjustments give effect to the guidance in ASC 718 which states that an employee begins to bear the risks and rewards of stock ownership when, for example, an employee receives unrestricted shares upon exercise of an option or vests in a restricted stock award. ASC 718 defines a reasonable period as a minimum of six months. The awards of certain employees in Fifth Street Holdings L.P. will become vested upon the recapitalization, then sold back to the Company immediately after the recapitalization. Since the six month holding period has not been met, the awards will be reclassified as liabilities, and equity-to-liability modification accounting will be applied. As such the following amounts have been incorporated into adjustment (a):

•	compensation expense equal to the unamortized balance of the grant-date value of outstanding awards to the extent the vesting conditions have been accelerated, which is expected to be 100% for one of the Principals and 20% for the other Holdings Limited Partners;
•	recognition of a liability at fair value of the interests that will be repurchased (at the assumed Offering price), with additional compensation expense to the extent the value of the liability exceeds previously recognized compensation expense; and
•	reclassification to compensation expense (from equity) of previous distributions relating to the repurchased interests.

(2) Offering Adjustments, page 54

32.	You state in pro forma adjustment (c) that a portion of the proceeds from this offering will be used to purchase a portion of the Holdings LP Interests from the Holding Limited Partners. However, your disclosure on page 12 and throughout your registration statement implies that you plan to use the entire net proceeds from this offering to purchase a portion of the Holdings LP Interests of Fifth Street Holdings from the Holdings Limited Partners. To the extent that only a portion of the offering proceeds will be used to purchase a portion of the Holdings LP interests, explain to us what the remaining offering proceeds will be used for.

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Response: The Company has revised the disclosure on page 58 of the Registration Statement to indicate that all of the net proceeds of this offering will be used to purchase a portion of the Holdings LP Interests.

33.	You also state in the final paragraph on page 54 that non-controlling interests will reflect the holders of Holdings LP interest and third-party interests in the consolidated funds. Please confirm that you will expand your pro forma footnote to show how the non-controlling interest is derived.

Response: The Company confirms that it will expand its pro forma footnote on page 58 of the Registration Statement to show how the non-controlling interest is derived in a future amendment to the Registration Statement.

Unaudited Condensed Combined Pro forma Statement of Income, page 56

34.	Please revise your per share information to also include per share amounts for Fifth Street Asset Management adjusted for the reorganization. Refer to our comment above where we requested that you present a sub-total column that reflects the amounts adjusted for the reorganization.

Response: The Company has revised its per share information to also include per share amounts for Fifth Street Asset Management, as adjusted for the reorganization, on pages 59 and 60 of the Registration Statement.

Notes to Unaudited Condensed Combined Pro Forma Statements of Income, page 57

35.	We note you include adjustment (h) as an offering adjustment; however, the adjustment would appear more directly attributable to the reorganization transaction. Please revise or advise as necessary.

Response: The Company has revised the disclosure accordingly and has moved adjustment (h) to (1) Reorganization and Other Adjustments on page 61 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

Fee earning AUM, page 67

36.	As fee earning AUM is a key component in providing a complete analysis of your base management fees, please revise your disclosure to also include a roll-forward of your fee-earning AUM by fund type for each period presented. In addition, consider providing other metrics that management considers in evaluating performance (e.g., average fee rate).

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Response: The Company has included additional tables presenting roll-forwards of AUM by fund strategy on pages 71 and 72 of the Registration Statement and of fee-earning AUM by fund strategy on page 73 of the Registration Statement.

37.	Please provide a reasonably detailed discussion of your roll-forward of fee-earning AUM to help readers understand the impact that such performance/activity had on your results of operations and cash flows. Your discussion should include a comprehensive analysis of each of the significant components in your roll-forward for each period presented on a combined basis, including market appreciation/(depreciation). Please ensure your discussion addresses material contributions or capital commitments, distributions, redemptions and market appreciation/(depreciation), including the identification and quantification of the material underlying sources that drove those activities.

Response: The Company has added disclosure as requested on pages 73 through 75 of the Registration Statement.

Overview of Combined Results of Operations, page 67

Revenues, page 67

38.	Please revise your discussion of revenues in the final paragraph to include the percentage of revenues generated from management fees for all periods presented. In addition, quantify the amount and percentage of revenues that were attributable to Part I fees.

Response: The Company has revised the disclosure as requested on page 75 of the Registration Statement.

Results of Operations, page 71

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013, page 71

Expenses, page 72

39.	Considering the significance of your compensation and benefits expense, please expand your discussion to also discuss changes in total compensation and benefits expense as a percentage of revenues for the periods ending March 31, 2014 and December 31, 2013.

Response: The Company has revised the disclosure as requested on page 80 of the Registration Statement relating to the periods ending June 30, 2014 and December 31, 2013.

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Critical Accounting Policies, page 77

40.	Given that management fees are based on the value of your AUM, including the changes in market value, please explain to us why your revenue recognition policy over such fees is not considered a critical accounting policy.

Response: The Company has added a discussion of management fees within its critical accounting policies on page 87 of the Registration Statement.

Equity Based Compensation, page 79

41.	We note that cash-settled, equity-based awards are classified as liabilities and re-measured at the end of each reporting period using the intrinsic-value method as permitted for non-public companies under ASC 718. In anticipation of your initial public offering, please tell us how you considered the guidance in ASC 718-10-S99-1 in determining the fair value of new liability awards as well as any subsequent modifications, cancellations, and repurchase of existing liability awards.

Response: The Company advises the Staff that all cash-settled, equity-based awards will be reclassified as equity as part of the reorganization; however, as of the date of the initial confidential submission of the Registration Statement (July 22, 2014) the Company will recognize the awards at fair value (not intrinsic value) and re-measure the awards at fair value at the end of each reporting date and record compensation cost for the change from intrinsic value to fair value through the effectiveness of the Registration Statement. The Company has revised the disclosure accordingly on page 88 of the Registration Statement. The Company has considered the guidance set forth in ASC 718-10-S99-1 in determining the fair value of any such awards as well as any subsequent modifications, cancellations or repurchases.

Business, page 82

Our Business, page 82

42.	Describe in more detail what your innovative and flexible financial solutions for your customers are. Please describe what makes your structuring more flexible than the structuring your peers provide to potential customers.

Response: The Company has added detail on its innovative and flexible financial solutions for private equity sponsors on page 100 of the Registration Statement.

43.	In light of the significance of your affiliated funds to your operations, please expand your table to include (for each fund strategy) your annualized returns since inception and how your performance compares to relative benchmarks or benchmark indices.

Response: The Company has included an additional table on pages 96 and 97 of the Registration Statement to include the annualized returns since inception of the Company’s affiliated funds for which it can calculate over one year of operating performance data and comparative performance data for each fund’s benchmark index.

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Description of Capital Stock, page 111

44.	Describe here and throughout the prospectus, any restrictions on the transfer of your Class B Common Stock.

Response: The Company has added the requested disclosure on page 125 of the Registration Statement. The Company’s amended and restated certificate of incorporation does not provide for any restrictions on the transfer of shares of its Class B common stock, however, in the event that an outstanding share of Class B common stock ceases to be held by a holder of a corresponding Holdings LP Interest, such share shall automatically be transferred to the Company and retired and cancelled. The Company supplementally advises the Staff that there are no stockholders’ or other agreements restricting the transfer.

Combined Financial Statements of Fifth Street Management Group for the Year Ended December 31, 2013

General

45.	We note your disclosure on page F-18 (Note 11 - Related Party Transactions) that substantially all of your revenues and receivables are earned from related parties. Please revise to clearly label those line items (and any other related party items) on the face of each of your financial statements (and elsewhere throughout your registration statement, as applicable) as related party transactions. Refer to Rule 4-08(k) of Regulation S-X.

Response: The Company has revised the disclosure on pages F-6, F-9, F-28 and F-31 to indicate that all management fees are earned from affiliates of the Company and on pages F-7, F-21, F-29 and F-49 to indicate that all revenue is earned from affiliates of the Company. The Company believes that the inclusion of these revised disclosures on the face of the financial statements makes clear to a reader of the financial statements that all revenues and receivables are earned from related parties.

Combined Statements of Income, page F-4

46.	Please revise to include a pro forma column (in these historical financial statements) for the latest fiscal year and interim period (on F-26) that presents pro forma tax and EPS data.

Response: The Company acknowledges the Staff’s comment and confirms that it will include pro forma tax and EPS data in the historical financial statements for the latest fiscal year and interim period in a future amendment to the Registration Statement.

Notes to the Combined Financial Statements, page F-7

Note 10 – Members’ Equity and Equity-Based Compensation, page F-20

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47.	We note that you will recognize compensation expense in the amount of approximately $450,000 upon the closing of a sale transaction representing the fair value of vested equity-based awards. Any amounts paid excess of fair value of the award will be accounted for as a distribution with a corresponding offset to members’ equity. Explain to us the vesting conditions of your equity based-award upon a qualifying capital transaction, including the completion of an initial public offering (IPO). To the extent this transaction relates to the one-time settlement of certain profit interest held in Fifth Street Management that will be eliminated upon the effectiveness of the IPO as discussed in the sixth bullet point on page 50 (under your Offering Adjustments), please explain to us the terms of the settlement and how it was determined which profit interest should be settled.

Response: With respect to the compensation expense in the amount of $450,000 that will be recognized upon the closing of a sale transaction, in October 2007 the Company granted a membership interest that was considered unvested, as it was subject to forfeiture or repurchase upon termination and would only vest upon a liquidity event. The member was not entitled to any distributions on this interest prior to a liquidity event. The liquidity event was considered a performance condition and expense should not be recognized until the performance event is deemed probable. Generally, exit or liquidation events are not considered probable until they occur; therefore, no expense would be recognized until such an event occurred.

On December 1, 2012 the Company modified this member’s interest so that it was no longer subject to forfeiture or repurchase upon termination. However, the member was still not entitled to any distributions prior to a liquidity event. As the FASB recently clarified, a performance target (such as an exit event) that can be achieved after the requisite service period should be treated as a performance condition that affects vesting. Therefore, for this member interest that was previously forfeitable, the December 1, 2012 modification is considered to be a Type IV modification of the award. This means that the award had been considered improbable to vest prior to modification and is now still considered improbable to vest (due to the fact that requirement of an exit event to receive proceeds is considered to be a performance condition that affects vesting). As such, the modification date fair value of the award ($450,000, as determined by an independent third party appraisal) should be recognized when the exit event occurs.

The Company would like to respectfully clarify for the Staff that this transaction does not relate to the one-time settlement of certain profit interests held in Fifth Street Management that will be eliminated upon the effectiveness of the IPO as discussed in the sixth bullet point on page 54 of the Registration Statement (under Offering Adjustments).

Note 11 – Subsequent Events, page F-23

Reorganization, page F-23

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48.	Please revise your disclosure to include a discussion of how you intend to use the proceeds of the initial offering and the corresponding tax consequences.

Response: The Company has revised the disclosure accordingly on page F-26 of the Registration Statement.

Combined Financial Statements of Fifth Street Management Group for the For the Three Months Ended March 31, 2014 and 2013

Combined Statements of Financial Condition, page F-25

49.	Considering the changes in your capitalization, primarily resulting from the reorganization transaction, please revise to include a pro forma column (excluding the effects of the offering proceeds) presenting the reclassifications (i.e., reorganization) within your combined statements of financial condition. Amounts presented within should reconcile to your Article 11 pro forma combined statement of financial condition on page 52.

Response: The Company has revised the Statements of Financial Condition accordingly.

Notes to the Combined Financial Statements, page F-29

Note 2 – Significant Accounting Policies, page F-30

Redeemable Non-controlling Interests, page F-33

50.	We note that the investors of FSCOF are able to redeem their interests after an initial lock-up period of one to three years. Please expand your disclosure to discuss what the interest could be redeemed for (e.g., cash, etc.). In addition, provide a summary of changes in the non-controlling interests, including redeemable, in the consolidated funds.

Response: The Company has revised the disclosure to address that the interest can be redeemed for cash or in-kind and notes for the Staff that a summary of the changes in the redeemable non-controlling interests in presented on page F-36.

Accounting Policies of Combined Funds, page F-37

Investments at Fair Value, page F-37

51.	We note that investments at fair value include the Combined Funds’ investments in securities, investment companies and other investments. Please revise to disclose the fair values of your senior secured debt investments within each level in the fair value hierarchy at a more granular level of detail (e.g., by industry). In addition, apply the same level of detail to your tabular disclosure of significant Level III inputs on page F-39 such that the valuation input ranges and weighted averages are also provided by industry.

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Response: The Company has revised the disclosure on page F-42 of the Registration Statement to include industry and geographical data by investment type (e.g. senior secured debt investments). Additionally, the Company has added a sentence before the aforementioned table indicating that all investments of its combined funds are measured using Level III inputs. The Company refers you to the response to comment number 52 relating to disclosures of significant Level III inputs to senior secured debt investments.

52.	We note that you did not disclose the quantitative information about the significant unobservable inputs used in the fair value measurement of your senior secured debt investments held by the combined funds pursuant to ASC 820-10-50-2(bbb), as such investments were valued using independent pricing services. While such guidance states that a reporting entity is not required to create quantitative information to comply with this disclosure requirement, if quantitative unobservable inputs are not developed by the reporting entity when measuring fair value (for example, when a reporting entity uses prices from prior transactions or third-party pricing information without adjustment), it also emphasizes that a reporting entity cannot ignore quantitative unobservable inputs that are significant to the fair value measurement and are reasonably available to the reporting entity. In other words, we would expect you to make a reasonable attempt at obtaining quantitative information from the third-party about unobservable inputs being used. Please revise to disclose the quantitative information about the significant unobservable inputs pursuant to ASC 820-10-50-2(bbb) or explain to us why you are unable to disclose such information.

Response: The Company respectfully advises the Staff that independent pricing services and brokers analyze market data of recent transactions, including non-binding indicative quotations, when arriving at fair value estimates for a given security. We do not have insight into the exact significant unobservable inputs used (e.g. pricing models) by these parties. The Company has clarified the disclosure accordingly on page F-43 of the Registration Statement.

53.	Furthermore, since you used pricing services to assist you in determining fair value of your investments, please consider explaining the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from pricing services; and

•	The extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations.

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Response: The Company has revised the disclosure to address the Staff’s comments on page F-43 of the Registration Statement.

54.	Clarify to us how you complied with ASC 820-10-50-2(g) as it requires you to disclose a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs to a different amount might result in a significantly higher or lower fair value measurement for recurring fair value measurements categorized within Level 3 of the fair value hierarchy.

Response: The Company respectfully advises the Staff that all Level III investments are valued using independent pricing services and broker quotes, and as such, there are no significant unobservable inputs shown in the notes to the financial statements contained within this Registration Statement.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 969-3492 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Frank J. Lopez

Frank J. Lopez

cc:	Leonard M. Tannenbaum, Fifth Street Asset Management Inc.
Bernard D. Berman, Fifth Street Asset Management Inc.
Robin M. Feiner, Proskauer Rose LLP
Stuart H. Gelfond, Fried, Frank, Harris, Shriver & Jacobson LLP

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